Exhibit 4.9

ENVIRONMENTAL POWER CORPORATION

Amended and Restated Nonstatutory Stock Option Agreement

1. Grant of Option.

This agreement amends and restates in its entirety that certain Nonstatutory Stock Option Agreement, dated March 29, 2004, evidencing the grant by Environmental Power Corporation, a Delaware corporation (the “Company”), on March 29, 2004, to Joseph E. Cresci, an employee of the Company (the “Participant”), of an option to purchase, in whole or in part, on the terms provided herein, a total of 1,000,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”) at the exercises prices per Share set forth in Section 3(a) of this Agreement. Unless earlier terminated, the option represented by this agreement shall expire at 5:00 p.m., Eastern time, on March 29, 2014 (the “Final Exercise Date”). The amendment and restatement evidenced hereby is entered into on August 24, 2004, effective as of June 23, 2004, the date of its approval by the Company’s Board of Directors.

It is intended that the option evidenced by this agreement shall not be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”). Except as otherwise indicated by the context, the term “Participant”, as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2. Vesting Schedule.

(a) Subject to the terms of this Agreement, this option will become exercisable (“vest”) in full, if at all, upon the Commencement of Construction (as defined below) by the Company’s subsidiary, Microgy Cogeneration Systems, Inc. (“Microgy”), of the Requisite Number (as defined below) of power generation projects based upon Microgy’s anaerobic digester technology (“Projects”) on or before October 31, 2004. For purposes of this Agreement, (i) the “Requisite Number” of Projects shall mean either (i) four Projects or (ii) three Projects, with a feed dryer developed under the Company’s agreement with The Scoular Company attached to at least one such Project, and (ii) the “Commencement of Construction” shall mean that the Company shall have completed all actions within its control, including the execution of definitive agreements and the application for appropriate permits, to commence construction of a Project, it being understood that if such conditions are satisfied and construction on a Project is then delayed by third party action or inaction, lack of available financing or by a good faith determination by the Company’s Board of Directors that proceeding with such construction prior to October 31, 2004 would not be in the Company’s best financial or business interest, “Commencement of Construction” of such Project shall nevertheless be deemed to have occurred for purposes of this Section 2(a).

(b) The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof. The Board of Directors of the Company (the “Board”) may at any time provide that this option shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be

3. Exercise Prices and Exercise of Option.

(a) Exercise Price. The exercise price for the Shares shall be $1.00 per Share.

(b) Form of Exercise. Each election to exercise this option shall be in writing, signed by the Participant, and received by the Company at its principal office located at One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801, accompanied by this agreement, and payment in full in one or more of the following manners:

(i) in cash or by check, payable to the order of the Company;

(ii) by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding, provided that the Company shall be under no obligation to deliver any Shares to the Participant or such broker until the Company has received payment in full therefor;

(iii) by delivery of shares of Common Stock owned by the Participant valued at their fair market value on the date of exercise as determined by (or in a manner approved by) the Board in good faith (“Fair Market Value”), provided (i) such method of payment is then permitted under applicable law and (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant at least six months prior to such delivery; and

(iv) by a combination of the above permitted forms of payment.

The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than one thousand whole shares.

(c) Continuous Relationship with the Company Required. Except as otherwise provided in this Section 3, this option may not be exercised unless the Participant, at the time he or she exercises this option, is, and has been at all times since the date of this Agreement, an employee, director or officer of, or consultant or advisor to, the Company or any parent or subsidiary of the Company as defined in Section 424(e) or (f) of the Code (an “Eligible Participant”).

(d) Termination of Relationship with the Company. Except as otherwise set forth in paragraph (e), below, if the Participant ceases to be an Eligible Participant for any reason, then the right to exercise this option shall terminate three months after such cessation (but in no event after the Final Exercise Date).

(e) Exercise Period Upon Death or Disability. If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is an Eligible Participant and the Company has not terminated such relationship for “Cause” as defined in the Employment Agreement, this option shall be exercisable, within the period of one year following the date of death or disability of the Participant, by the Participant (or in the case of death by an authorized transferee), provided that this option shall be exercisable only to the extent that this option was exercisable by the Participant on the date of his or her death or disability, and further provided that this option shall not be exercisable after the Final Exercise Date.

4. Adjustments for Changes in Common Stock and Certain Other Events.

(a) Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, the number and class of securities and exercise price per Share subject to this Option shall be appropriately adjusted by the Company (or a substituted option grant may be made, if applicable) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is necessary and appropriate. If this Section 4(a) applies and Section 4(c) also applies to any event, Section 4(c) shall be applicable to such event, and this Section 4(a) shall not be applicable.

(b) Liquidation or Dissolution. In the event of a proposed liquidation or dissolution of the Company, the Board shall upon written notice to the Participant provide that this option, to the extent unexercised, will (i) become exercisable in full as of a specified time at least 10 business days prior to the effective date of such liquidation or dissolution and (ii) terminate effective upon such liquidation or dissolution, except to the extent exercised before such effective date.

(c) Reorganization Events.

(i) Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction.

(ii) Consequences of a Reorganization Event on Options. Upon the occurrence of a Reorganization Event, or the execution by the Company of any agreement with respect to a Reorganization Event, the Board shall provide that this option shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof). For purposes hereof, this option shall be considered to be assumed if, following consummation of the Reorganization Event, the option confers the right to purchase, for each share of Common Stock subject to the option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of this option to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in fair market value to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

Notwithstanding the foregoing, if the acquiring or succeeding corporation (or an affiliate thereof) does not agree to assume, or substitute for, this option, then the Board shall, upon written notice to the Participant, provide that this option, to the extent unexercised, will become exercisable in full as of a specified time prior to the Reorganization Event and will terminate immediately prior to the consummation of such Reorganization Event, except to the extent exercised by the Participant before the consummation of such Reorganization Event; provided, however, that in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share of Common Stock surrendered pursuant to such Reorganization Event (the

“Acquisition Price”), then the Board may instead provide that this option shall terminate upon consummation of such Reorganization Event and that the Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of Shares subject to this option (whether or not then exercisable), exceeds (B) the aggregate exercise price of this options. To the extent all or any portion of this option becomes exercisable solely as a result of the first sentence of this paragraph, upon exercise of this option the Participant shall receive shares subject to a right of repurchase by the Company or its successor at the applicable exercise price. Such repurchase right (1) shall lapse at the same rate as this option would have become exercisable under its terms and (2) shall not apply to any shares subject to this option that were already exercisable under its terms without regard to the first sentence of this paragraph.

5. Withholding.

No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

6. Nontransferability of Option.

This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant.

7. Miscellaneous.

(a) No Right To Employment or Other Status. The grant of this option shall not be construed as giving the Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with the Participant free from any liability or claim under this Agreement, except as expressly provided herein.

(b) No Rights As Stockholder. The Participant shall have no rights as a stockholder with respect to any Shares to be distributed upon exercise of this option until becoming the record holder of such Shares. Notwithstanding the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of Shares subject to this Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then, if the Participant exercises this option between the record date and the distribution date for such stock dividend, the Participant shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(c) Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

ENVIRONMENTAL POWER CORPORATION

Dated: August 24, 2004	By:	/s/ R. Jeffrey Macartney
Name: R. Jeffrey Macartney
Title: Chief Financial Officer

PARTICIPANT’S ACCEPTANCE

The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof.

PARTICIPANT:

/s/ Joseph E. Cresci
Joseph E. Cresci
Address: